OMV Investor News


05009269

June 14, 2005
17.00am (UK time) – 18.00am (CET)

OMV signs EUR 850 mn syndicated loan

OMV, Central Europe's leading oil and gas group has signed a new EUR 850 mn unsecured multi-currency revolving facility agreement with a relationship syndicate of international banks. The new syndicated loan will replace the existing syndicated loan facilities, which include the EUR 500 mn facility, signed in 2002, and the syndicated loan of OMV (U.K.) Limited of USD 140 mn and other bilateral credit lines of about EUR 173 mn. The initial borrower is OMV FINANCE LIMITED, Isle of Man, guaranteed by OMV Aktiengesellschaft. This is the largest transaction of its type to date in the Central and Eastern European oil and gas s[illegible]

The terms achieved and the size of the loan reflect OMV's constantly ir[illegible] quality and excellent standing with its core banks. Out of the 20 banks invited, [illegible] did not take up the opportunity to participate in the transaction. This clearly demonstrates the overall commitment of the banks and led to offers exceeding EUR 1.2 bn.

With this deal OMV achieved favorable interest terms for this 5 + 1 + 1 year maturity facility of EURIBOR plus 0.175% flat. Furthermore, this transaction also improves the documentation of the facility, which includes no financial covenants and a substantially reduced commitment of 0.05%. The facility will be used mainly as a backstop liquidity resource and for general corporate purposes.

Bookrunners and Mandated Lead Arrangers were Barclays Capital, Bank Austria Creditanstalt AG, BNP Paribas and Citigroup each committed to EUR 62 mn. Dresdner Kleinwort Wasserstein acted as a Mandated Lead Arranger also committed to EUR 62 mn.

Furthermore the following banks committed to this facility as Arrangers: ABN AMRO BANK N.V., Deutsche Bank AG, CREDIT SUISSE LONDON BRANCH, Erste Bank, HSBC Trinkaus & Burkhardt KGaA, Merrill Lynch Capital Markets Bank Limited, Raiffeisen Zentralbank Österreich Aktiengesellschaft, Société Générale with a commitment amounting to EUR 45 mn each.

Co-Arrangers were: BAWAG Malta Bank Ltd., Banque Générale du Luxembourg S.A., Oberbank AG, Österreichische Volksbanken-Aktiengesellschaft, Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft with a commitmet of EUR 30 mn each.


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Background information:

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 8 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51.005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005



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